                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended             December 31, 1998
                          ----------------------------------------------

                                       OR

[ ]      TRANSITION REPORT PURSUANT  TO SECTION 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to
                               ------------------    -------------------


   Commission file number         000-14824            [Plexus Corp.]
                         -----------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                             NEENAH, WISCONSIN 54956

PLEXUS CORP.
EMPLOYEE STOCK SAVINGS PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
AND FOR THE YEAR ENDED DECEMBER 31, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Plexus Corp. Employee Stock Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. Employee Stock Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedules and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Milwaukee, Wisconsin
April 29, 1999

PLEXUS CORP.
EMPLOYEE STOCK SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                                Page
                                                                                                ----
Report of Independent Accountants                                                                1
Statements of Net Assets Available for Benefits
  with Fund Information as of December 31, 1998 and 1997                                         2
Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the year ended December 31, 1998
Notes to Financial Statements                                                                   4-6
Schedules Required by the Department of Labor Rules and Regulations: *
     Form 5500, Item 27a, Schedule of Assets Held for Investment
       Purposes as of December 31, 1998                                                          7
     Form 5500, Item 27d, Schedule of Reportable Transactions for
       the year ended December 31, 1998                                                          8


* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                      1998
                              Participant Directed

--------------------------------------------------------------------------------

                                                                                         Oppenheimer
                                               Employer       Ivy Money                     Quest        Munder
                                               Unitized         Market       Ivy Bond    Opportunity   Index 500
                                              Stock Fund         Fund          Fund       Value Fund      Fund
                                              ----------         ----          ----       ----------      ----
Investments, at fair value                    $27,167,894   $ 2,046,023   $   625,190   $ 3,517,266   $ 3,928,634
                                              -----------   -----------   -----------   -----------   -----------
Receivables:
  Employer's contribution                          43,294            --            --            --            --
  Participants' contributions                      15,323         2,555         3,503        17,010        19,188
                                              -----------   -----------   -----------   -----------   -----------
     Total receivables                             58,617         2,555         3,503        17,010        19,188
                                              -----------   -----------   -----------   -----------   -----------
    Net assets available for
       benefits                               $27,226,511   $ 2,048,578   $   628,693   $ 3,534,276   $ 3,947,822
                                              ===========   ===========   ===========   ===========   ===========


                                                             EuroPacific      AIM         Seligman
                                                AIM Value      Growth    Constellation    Frontier
                                                  Fund          Fund         Fund          Fund         Total
                                                  ----          ----         ----          ----         -----
Investments, at fair value                    $ 3,580,541   $ 2,009,632   $ 2,930,476   $ 1,810,754   $47,616,410
                                              -----------   -----------   -----------   -----------   -----------
Receivables:
  Employer's contribution                              --            --            --            --        43,294
  Participants' contributions                      19,699        13,328        19,441        13,378       123,425
                                              -----------   -----------   -----------   -----------   -----------
     Total receivables                             19,699        13,328        19,441        13,378       166,719
                                              -----------   -----------   -----------   -----------   -----------
    Net assets available for
       benefits                               $ 3,600,240   $ 2,022,960   $ 2,949,917   $ 1,824,132   $47,783,129
                                              ===========   ===========   ===========   ===========   ===========


                                      1997
                              Participant Directed

--------------------------------------------------------------------------------


                                                                                         Oppenheimer
                                                Employer    American Cash                  Quest       Vanguard
                                                Unitized      Management    MFS Bond    Opportunity    Index 500
                                               Stock Fund        Fund         Fund       Value Fund       Fund
                                               ----------        ----         ----       ----------       ----
Investments, at fair value                    $13,596,121   $   479,825   $   350,036   $ 2,703,277   $ 2,493,480
                                              -----------   -----------   -----------   -----------   -----------
Receivables:
  Employer's contribution                          37,431            --            --            --            --
  Participants' contributions                      15,671         1,671         3,114        15,505        14,743
                                              -----------   -----------   -----------   -----------   -----------
     Total receivables                             53,102         1,671         3,114        15,505        14,743
                                              -----------   -----------   -----------   -----------   -----------
    Net assets available for
       benefits                               $13,649,223   $   481,496   $   353,150   $ 2,718,782   $ 2,508,223
                                              ===========   ===========   ===========   ===========   ===========


                                              EuroPacific       AIM         Seligman
                                               AIM Value       Growth     Constellation   Frontier
                                                  Fund          Fund          Fund          Fund        Total
                                                  ----          ----          ----          ----        -----
Investments, at fair value                    $ 1,948,501   $ 1,307,302   $ 1,789,560   $ 1,312,679   $25,980,781
                                              -----------   -----------   -----------   -----------   -----------
Receivables:
  Employer's contribution                              --            --            --            --        37,431
  Participants' contributions                      16,657        12,150        18,276        12,928       110,715
                                              -----------   -----------   -----------   -----------   -----------
     Total receivables                             16,657        12,150        18,276        12,928       148,146
                                              -----------   -----------   -----------   -----------   -----------
    Net assets available for
       benefits                               $ 1,965,158   $ 1,319,452   $ 1,807,836   $ 1,325,607   $26,128,927
                                              ===========   ===========   ===========   ===========   ===========



   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                                Participant Directed
                                                 -----------------------------------------------------------------------------------
                                                                                                            Oppenheimer
                                                   Employee    Ivy Money  American Cash            MFS         Quest       Munder
                                                   Unitized     Market      Management  Ivy Bond   Bond     Opportunity   Index 500
                                                  Stock Fund     Fund         Fund        Fund     Fund     Value Fund      Fund
                                                 -----------   ---------  -------------  -------   ----     -----------   ---------
Additions
Additions to net assets attributed to:
Investment income (loss):
  Net appreciation (depreciation)
    in fair value of investments                 $16,259,513   $       --   $     --   $ (7,436)  $ 10,235   $  154,698  $  412,987
  Interest                                                --       35,005    250,423         --         --           --          --
                                                 -----------   ----------   --------   --------   --------   ----------  ----------

                                                  16,259,513       35,005    250,423     (7,436)    10,235      154,698     412,987

Contributions:
  Participants'                                      467,301       57,209      2,285     86,945      2,180      443,944     455,134
  Employer's                                       1,143,393           --        887         --        671        2,858          --
                                                 -----------   ----------   --------   --------   --------   ----------  ----------
                                                   1,610,694       57,209      3,172     86,945      2,851      446,802     455,134
                                                 -----------   ----------   --------   --------   --------   ----------  ----------
    Total additions                               17,870,207       92,214    253,595     79,509     13,086      601,500     868,121
                                                 -----------   ----------   --------   --------   --------   ----------  ----------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                     (670,639)    (227,099)      (316)   (12,078)    (2,109)     (89,231)    (98,576)
                                                 -----------   ----------   --------   --------   --------   ----------  ----------

Net increase (decrease) prior to interfund
  transfers                                       17,199,568     (134,885)   253,280     67,430     10,977      512,269     769,545
Interfund transfers                               (3,622,280)   2,183,463   (734,776)   561,263   (364,127)     303,225   3,178,277
                                                 -----------   ----------   --------   --------   --------   ----------  ----------

  Net increase (decrease)                         13,577,288    2,048,578   (481,496)   628,693   (353,150)     815,494   3,947,822

Net asset available for benefits:
  Beginning of year                               13,649,223           --    481,496         --    353,150    2,718,782          --
                                                 -----------   ----------   --------   --------   --------   ----------  ----------

  End of year                                    $27,226,511   $2,048,578   $     --   $628,693   $     --   $3,534,276  $3,947,822
                                                 ===========   ==========   ========   ========   ========   ==========  ==========

                                                                              Participant Directed
                                                 -----------------------------------------------------------------------------

                                                   Vanguard                 EuroPacific     AIM         Seligman
                                                  Index 500     AIM Value     Growth    Constellation   Frontier
                                                    Fund          Fund         Fund         Fund          Fund        Total
                                                  ---------     ---------   ----------- -------------   --------      -----
Additions
Additions to net assets attributed to:
Investment income (loss):
  Net appreciation (depreciation)
    in fair value of investments                 $  341,793   $  729,221   $  176,371   $  378,524    $  (14,553)  $18,441,353
  Interest                                               --           --           --           --            --       285,428
                                                 ----------   ----------   ----------   ----------    ----------   -----------

                                                    341,793      729,221      176,371      378,524       (14,553)   18,726,781

Contributions:
  Participants'                                      20,142      504,500      341,992      494,072       336,294     3,211,998
  Employer's                                          2,540        2,735        1,896        2,357         1,885     1,159,222
                                                 ----------   ----------   ----------   ----------    ----------   -----------
                                                     22,682      507,235      343,888      496,429       338,179     4,371,220
                                                 ----------   ----------   ----------   ----------    ----------   -----------
    Total additions                                 364,475    1,236,456      520,259      874,953       323,626    23,098,001
                                                 ----------   ----------   ----------   ----------    ----------   -----------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                        (135)    (101,919)     (57,913)    (101,114)      (82,670)   (1,443,799)
                                                 ----------   ----------   ----------   ----------    ----------   -----------

Net increase (decrease) prior to interfund
  transfers                                         364,340    1,134,537      462,346      773,840       240,955    21,654,202
Interfund transfers                              (2,872,563)     500,545      241,162      368,241       257,570            --
                                                 ----------   ----------   ----------   ----------    ----------   -----------

  Net increase (decrease)                        (2,508,223)   1,635,082      703,508    1,142,081       498,525    21,654,202

Net asset available for benefits:
  Beginning of year                               2,508,223    1,965,158    1,319,452    1,807,836     1,325,607    26,128,927
                                                 ----------   ----------   ----------   ----------    ----------   -----------

  End of year                                    $       --   $3,600,240   $2,022,960   $2,949,917    $1,824,132   $47,783,129
                                                 ==========   ==========   ==========   ==========    ==========   ===========



   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Plexus Corp. Employee Stock Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan, effective January 1, 1989, is a contributory defined contribution plan covering all employees of Plexus Corp. (the "Company") who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS
       Employee pre-tax contributions are based on voluntary written elections by the participants directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 15% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's elective deferrals for participants who have completed one year of service. Substantially all Company matching contributions are allocated to the Employer Stock Fund. Contributions are limited by Section 401(k) of the Internal Revenue Code.

       INVESTMENT ALTERNATIVES
       Plan participants may direct contributions and their account balances in 1% increments in any of nine investment options maintained by Riggs National Bank of Washington, D.C., the trustee of the Plan. The investment funds available at December 31, 1998 were:

       Ivy Money Market Fund - A mutual fund which seeks to obtain as high of a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, short-term securities.

       Ivy Bond Fund - A mutual fund which seeks a high level of current income by investing primarily in (i) investment grade corporate bonds (those rated Aaa, Aa, A or Baa by Moody's Investors Services, Inc. ("Moody's") or AAA, AA, A or BBB by Standard & Poor's Corporation ("S&P"), or, if unrated, are considered by the fund manager to be of comparable quality) and (ii) U.S. Government Securities (including mortgage-backed securities issued by U.S. Government agencies or instrumentalities) that mature in more than 13 months.

       Oppenheimer Quest Opportunity Value Fund - A mutual fund which seeks capital appreciation through investment securities of companies believed to be undervalued in the marketplace. This fund invests primarily in common stock, convertible securities and fixed-income securities.

       Munder Index 500 Fund - A mutual fund which invests in equity securities which include common stocks, preferred stocks, warrants and other securities convertible into common stocks, including convertible bonds and convertible preferred stock.

       AIM Value Fund - A mutual fund which seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund to be undervalued relative to the appraisal of the companies' current or projected earnings or relative to the equity market in general.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN, CONTINUED

        EuroPacific Growth Fund - A mutual fund which seeks to achieve long-term growth of capital by investing in securities of issuers located outside the U.S. The fund invests in common stock of both small and large companies of major world markets, as well as in smaller developing countries.

        AIM Constellation Fund - A mutual fund which seeks to achieve capital appreciation by investing principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

        Seligman Frontier Fund - A mutual fund which seeks to achieve capital appreciation through investing in common stocks of small-sized to medium-sized companies with annual revenues of $400 million or less. The fund may also invest in U.S. government securities, corporate debt securities rated AA or higher, prime commercial paper, and certificates of deposit issued by the 100 largest domestic and 50 largest foreign banks.

        Employer Unitized Stock Fund - Investment which consists primarily of the common stock of the Company which is traded on the NASDAQ exchange.

        Participants may change their investment options on a daily basis.

        PARTICIPANT ACCOUNTS AND ALLOCATIONS
        Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined by the plan document. Participants in the Employer Stock Fund are allocated an undivided interest in the shares held by the fund. At December 31, 1998 and 1997, the Employer Stock Fund held 800,527 and 867,897 shares of Plexus Corp. common stock valued at $33.9375 and $15.6655 per share, respectively.

        VESTING AND DISTRIBUTIONS
        Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment of cash or in whole shares of Company securities as elected by the participant upon a participant's retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

2.   SUMMARY OF ACCOUNTING POLICIES

     ACCOUNTING METHOD
     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments are stated at fair value based on the quoted asset values on the last business day of the plan year. Since the Plan's assets are reported at fair value in the financial statements, the statement of changes in net assets available for benefits reflects both realized gains and losses and unrealized appreciation and depreciation of plan assets. Interest income is recognized when earned.

     ADMINISTRATIVE EXPENSES
     Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.


3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.



4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.



5.   EMPLOYER UNITIZED STOCK FUND

     The Employer Unitized Stock Fund is accounted for on a unitary basis. At December 31, 1998, there were 1,112,207.572 units in the fund with a unit value of $24.427 per unit. At December 31, 1997, there were 1,227,640.700 units in the fund with a unit value of $11.075 per unit.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
FORM 5500, ITEM 27A, SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------------------------

           Identity of Issuer,
           Borrower, Lessor                                                                                        Current
           or Similar Party                       Description of Investment                  Cost                   Value
---------------------------------------------- ----------------------------------- ----------------------- --------------------
Employer Unitized Stock Fund                   Plexus Corp. Common Stock (*)       $       8,364,289       $       27,167,894

Ivy Money Market Fund                          Mutual Fund                                 2,046,023                2,046,023

Ivy Bond Fund                                  Mutual Fund                                  649,022                  625,190

Oppenheimer Quest Opportunity Value Fund       Mutual Fund                                 3,350,064                3,517,266

Munder Index 500 Fund                          Mutual Fund                                 3,588,793                3,928,634

AIM Value Fund                                 Mutual Fund                                 3,150,698                3,580,541

EuroPacific Growth Fund                        Mutual Fund                                 2,006,870                2,009,632

AIM Constellation Fund                         Mutual Fund                                 2,668,605                2,930,476

Seligman Frontier Fund                         Mutual Fund                                 1,831,076                1,810,754
                                                                                                           ---------------------
                                                                                                           $       47,616,410
                                                                                                           =====================

* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
FORM 5500, ITEM 27D, SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                         Expense                      Current Value
                                                                                        incurred                      of asset on
   Identity of Issue,                                  Purchase          Selling          with        Cost of         Transaction
 lessor or similar party     Description of Asset       Price             Price        transaction     Asset             Date
-------------------------   ----------------------  ---------------   --------------   ------------ ------------     --------------
Employer Unitized Stock Fund
                            429 Purchases               2,868,472                --        na        2,868,472           2,868,472
                            652 Sales                          --         5,472,601        na        1,199,460           5,472,601

Ivy Money Market Fund
                            191 Purchases               3,704,578                --        na        3,704,578           3,704,578
                            249 Sales                          --         1,658,548        na        1,658,548           1,658,548

Oppenheimer Quest Opportunity Value Fund
                            313 Purchases               1,210,896                --        na        1,210,896           1,210,896
                            350 Sales                          --           405,856        na          302,350             405,856

Munder Index 500 Fund
                            305 Purchases               4,230,904                --        na        4,230,904           4,230,904
                            341 Sales                          --           652,340        na          642,090             652,340

AIM Value Fund
                            386 Purchases               1,530,276                --        na        1,530,276           1,530,276
                            331 Sales                          --           403,566        na          322,645             403,566

EuroPacific Growth Fund
                            385 Purchases               1,176,038                --        na        1,176,038           1,176,038
                            334 Sales                          --           192,933        na          178,628             192,933

AIM Constellation Fund
                            361 Purchases             $ 1,200,809     $          --        na      $ 1,200,809       $   1,200,809
                            339 Sales                          --           405,804        na          378,247             405,804

Vanguard Index 500 Fund
                            88 Purchases                  149,812                --        na          149,812             149,812
                            69 Sales                           --         2,978,774        na        2,188,042           2,978,774



   Identity of Issue,                                   Net
 lessor or similar party                             Gain (loss)
-------------------------                           -------------
Employer Unitized Stock Fund
                                                              --
                                                       4,273,141

Ivy Money Market Fund
                                                              --
                                                              --

Oppenheimer Quest Opportunity Value Fund
                                                              --
                                                         103,506

Munder Index 500 Fund
                                                              --
                                                          10,250

AIM Value Fund
                                                              --
                                                          80,921

EuroPacific Growth Fund
                                                              --
                                                          14,305

AIM Constellation Fund
                                                    $         --
                                                          27,557

Vanguard Index 500 Fund
                                                              --
                                                         790,732

                                                    SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN


Date: June 25, 1999                 __________________
                                    Joseph D. Kaufman
                                      Employee Stock Savings Plan Fiduciary
                                      Committee Member